James Stevens 404.885.3721 telephone 404.885.3900 facsimile james.stevens@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

June 30, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John P. Nolan, Senior Assistant Chief Accountant
Office of Financial Services

Re:	United Community Banks, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 26, 2016

Form 8-K

Filed April 27, 2016
File No. 001-35095

Dear Mr. Nolan:

On behalf of our client, United Community Banks, Inc. (the “Company,” “we,” “us” or “our”), we have set forth herein the Company’s response to the comments contained in the comment letter, dated June 22, 2016 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the Form 10-K filed by the Company on February 26, 2016 (File No. 001-35095) (the “Form 10-K”) and the Form 8-K filed by the Company on April 27, 2016 (File No. 001-35095) (the “Form 8-K”).

For your convenience, we have set forth the comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraph in this letter corresponds to the numbered paragraph of the Comment Letter.

Form 10-K

Item 6. Selected Financial Data, page 25

1.	On pages 25 and 26, you disclose several non-GAAP financial measures before their most directly comparable GAAP financial measures and present what appear to be full non-GAAP income statements on page 26, which may attach undue prominence

Atlanta    BEIJING    CHARLOTTE    Chicago    Hong Kong    New York    Orange County    Portland    RAleigh
Richmond    San Diego    San francisco    Shanghai    Tysons Corner    Virginia Beach    Washington, DC

John P. Nolan

United States Securities and Exchange Commission

June 30, 2016

to the non-GAAP financial measures and is inconsistent with the updated Compliance Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

Response

We acknowledge the Staff’s comment and in future filings we will review and adhere to the updated Compliance Disclosure Interpretations issued on May 17, 2016 in order to avoid attaching undue prominence to non-GAAP financial measures.

Form 8-K

Exhibit 99.2 – Press Release of United Community Banks, Inc., dated April 27, 2016

2.	It appears you prominently present non-GAAP financial measures, disclose non-GAAP financial measures without or before disclosing the most directly comparable GAAP financial measures and present what appear to be full non-GAAP income statements in the exhibit, which may attach undue prominence to the non-GAAP financial measures and is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response

We acknowledge the Staff’s comment and in future filings we will review and adhere to the updated Compliance Disclosure Interpretations issued on May 17, 2016 in order to avoid attaching undue prominence to non-GAAP financial measures.

*        *        *

In preparing our response to the Staff’s comments, the Company acknowledges that:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John P. Nolan

United States Securities and Exchange Commission

June 30, 2016

Please let us know if you have any further comments or questions. I can be reached at (404) 885-3721.

Sincerely,

/s/ James Stevens

James Stevens

cc:	Jimmy C. Tallent
Rex S. Schuette